GFSB BANCORP, INC.

2002 ANNUAL REPORT

GFSB BANCORP, INC.

GFSB BANCORP, INC.

To Our Stockholders:

We are pleased to present to you our eighth annual stockholders' report. This report covers the seventh full year of operations since the successful completion on June 29, 1995 of the conversion of Gallup Federal Savings Bank (Bank) from a federally chartered mutual savings association to a federally chartered stock savings bank and the acquisition of all of the issued and outstanding capital stock of the Bank by GFSB Bancorp, Inc. (Company).

Net earnings for the Company for the year ended June 30, 2002 were $1,611,000 or $1.41 per dilutive earnings per share.

At June 30, 2002 total assets increased $9,092,000 to $206,145,000 from last year. Deposits increased $3,689,000 to $110,349,000 from last year.

We anticipate positive growth opportunities with our expansion into the Farmington, New Mexico market. Long-term prospects are excellent, however, we expect a negative impact on earnings in the short term.

We do appreciate the confidence you share in our Company. Our directors and employees are doing everything we can to build customer loyalty, customer base and continue to make a substantial positive impact on our community. Thank you very much for your support, and we certainly appreciate your banking with us.

Sincerely,

W.R. Phillips, D.D.S.
Chairman of the Board
of the Company

James Nechero, Jr.
President of the Company

George S. Perce
Chairman of the Board
of the Bank

Richard P. Gallegos
President of the Bank

P.O. BOX 820 ▫ 221 WEST AZTEC ▫ GALLUP, N.M. 87301

GFSB Bancorp, Inc.

Corporate Profile

GFSB Bancorp, Inc. (Company) is a Delaware corporation organized in March 1995 at the direction of the Board of Directors of Gallup Federal Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued upon its conversion from the mutual to stock form of ownership. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, because the Company does not conduct any active business, the Company does not employ any persons other than officers of the Bank, but utilizes the support staff of the Bank from time to time.

The Bank is a federally chartered stock savings bank headquartered in Gallup, New Mexico. The Bank was founded in 1934. Its deposits are federally insured by the Savings Association Insurance Fund, administered by the Federal Deposit Insurance Corporation, and the Bank is a member of the Federal Home Loan Bank System. The Bank is a community oriented, full service retail savings institution offering primarily traditional mortgage loan products. It is the Bank's intent to remain an independent community savings bank serving the local banking needs of its community.

The Bank attracts deposits from the general public and uses such deposits primarily to invest in residential lending on owner occupied properties. The Bank also makes consumer, commercial real estate, commercial, construction, and multi-family loans.

Stock Market Information

Since its issuance on June 29, 1995, the Company's common stock has been traded on the NASDAQ Small-Cap Market. The following table reflects the stock prices as published by the NASDAQ Small-Cap Market for the most recent two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions. The table reflects a 25% stock dividend paid to all shareholders of record as of December 15, 2000. The stock dividend was declared on October 31, 2000.

Quarter Ended	High	Low	Dividends Declared
September 30, 2000	11.700	11.300	.08
December 31, 2000	10.875	10.625	.08
March 31, 2001	11.750	11.375	.09
June 30, 2001	12.600	12.250	.09
September 30, 2001	13.900	12.370	.09
December 31, 2001	13.500	12.800	.10
March 31, 2002	14.990	13.700	.10
June 30, 2002	15.000	13.900	.10

GFSB Bancorp, Inc.
Corporate Profile (continued)

The number of stockholders of record of common stock as of the record date September 16, 2002 ("Record Date"), was approximately 217. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. As of the Record Date, there were 1,150,106 shares outstanding.

The Company's ability to pay dividends to stockholders is subject to the requirements of Delaware law. No dividend may be paid by the Company unless its board of directors determines that the Company will be able to pay its debts in the ordinary course of business after payment of the dividend. In addition, the Company's ability to pay dividends is dependent, in part, upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would be to cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

The balance of this page intentionally left blank

GFSB BANCORP, INC.
SELECTED FINANCIAL AND OTHER DATA
Financial Condition (Dollars in Thousands)

At June 30,	**2002**	2001	2000
Total assets	**$206,145**	$197,052	$176,786
Cash and cash equivalents	**5,651**	4,262	4,091
Loans receivable, net	**139,748**	130,431	109,777
Available-for-sale mortgage-backed securities	**27,290**	32,377	28,931
Available-for-sale investment securities	**23,973**	21,804	25,439
Held-to-maturity investment securities	**1,405**	1,946	1,681
Stock of Federal Home Loan Bank	**4,218**	3,649	4,207
Deposits	**110,349**	106,660	79,948
Advances from the Federal Home Loan Bank	**76,386**	72,106	82,935
Retained earnings (substantially restricted)	**12,420**	11,238	9,975

Summary of Operations
(Dollars in Thousands)

Year ended June 30,	2002	2001	2000
Interest income	**$ 13,504**	$ 14,437	$ 11,989
Interest expense	**7,475**	9,033	7,118
Net interest income	**6,029**	5,404	4,871
Provision for loan losses	**220**	345	205
Net interest income after provision for loan losses	**5,809**	5,059	4,666
Non-interest income:			
Gain (loss) on sale of securities	**10**	16	(66)
Gain from sale of loans	**34**	36	28
Other	**346**	366	288
Total non-interest income	**390**	418	250
Non-interest expense:			
Compensation and benefits	**2,089**	1,727	1,507
Professional fees	**107**	82	86
Occupancy	**451**	352	336
Advertising	**94**	77	70
Data processing	**317**	266	200
Insurance and SAIF premiums	**60**	50	64
Other and stock subscription services	**622**	506	436
Total non-interest expense	**3,740**	3,060	2,699
Earnings before income taxes	**2,459**	2,417	2,217
Income tax expense	**848**	757	657
Net earnings	**$ 1,611**	$ 1,660	$ 1,560
Basic net earnings per share	**1.46**	1.50	1.36
Dilutive net earnings per share	**1.41**	1.46	1.34

GFSB BANCORP, INC.
SELECTED FINANCIAL AND OTHER DATA
(CONTINUED)

Selected Operating Ratios

Year ended June 30,	2002	2001	2000
Performance ratios:			
Return on average assets (net income divided by average total assets)	.80%	.89%	0.96%
Return on average equity (net income divided by average equity)	10.19	11.90	12.58
Average interest earning assets to average interest-bearing liabilities	1.09X	1.11X	1.10X
Net interest income after provision for loan losses, to total other expenses	155.31%	165.32%	172.89%
Net interest rate spread	2.75%	2.44%	2.62%
Net yield on average interest-earnings assets	3.11%	2.98%	3.10%
Equity ratios:			
Average equity to average assets (average equity divided by average total assets)	7.86	7.44	7.62
Equity to assets at period end	7.94	7.60	7.18
Assets quality ratios:			
Non-performing loans to total assets	.51	.31	.41
Non-performing loans to net loans	.76	.47	.66
Allowance for loan losses, REO and other repossessed assets to non-performing assets	93.56	136.78	76.53
Allowance for loan losses to total loans, net	.70	.63	.47
Dividend payout ratio	27.84	23.80	23.60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

GFSB Bancorp, Inc. is a unitary savings and loan holding company headquartered in Gallup, New Mexico, which provides a full range of deposits and traditional mortgage loan products through its wholly-owned banking subsidiary, Gallup Federal Savings Bank (Bank). All references refer collectively to the Company and the Bank, unless the context indicates otherwise.

During fiscal 2002, in order to meet the growing needs of customers, the Bank opened an office in Farmington, New Mexico under the trade name of Farmington Savings Bank, a Branch of Gallup Federal Savings Bank. Because of operating an additional branch, non-interest expense increased during fiscal 2002.

On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (Act), following an investigative order proposed by the SEC on chief financial officers and chief executive officers of 947 large public companies on June 27, 2002. Additional regulations are expected to promulgated by the SEC. As a result of the accounting testaments by large public companies, the passage of the Act and regulations expected to be implemented by the SEC, publicly-registered companies, such as the Company, will be subject to additional and more cumbersome reporting regulations and disclosure. These new regulations, which are intended to curtail corporate fraud, will require certain officers to personally certify certain SEC filings and financial statements and will require additional measurers to be taken by our outside auditors, officers and directors. These new laws and regulations could also increase non-interest expense.

Management of Interest Rate Risk and Market Risk

Because the majority of the Company's assets and liabilities are sensitive to changes in interest rates, its most significant form of market risk is interest rate risk, or changes in interest rates. The Company is vulnerable to an increase in interest rates to the extent that its interest-bearing liabilities mature or reprice more rapidly than its interest-earning assets. The Company's lending activities have emphasized the purchase of long-term adjustable rate and the origination of fixed rate loans secured by one-to four family residences. The primary source of funds has been deposits with maturities substantially shorter than the related assets. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

Senior management of the Company reviews loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics on a weekly basis. The Company's Investment Committee meets on a monthly basis to review these same items. On behalf of the Investment Committee, the Chairman reports to the Board of Directors.

To reduce the effect of interest rate changes on net interest income, the Company has adopted various strategies to enable it to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- when market conditions permit, purchase one-to-four family residential mortgage loans with adjustable rate features;

- sell new originated long-term fixed rate mortgage loans that conform to Federal National Mortgage Association guidelines when sales can be achieved on terms favorable to the Company;

- lengthen the maturities of liabilities when it would be cost effective through the pricing and promotion of higher rate certificates of deposit and utilization of FHLB advances;

- attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise;

- maintain interest-bearing deposits, federal funds and U.S. government securities with short to intermediate terms to maturities; and

- maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Company has made a significant effort to maintain its level of lower cost deposits as a method of enhancing profitability. At June 30, 2002, the Company had approximately $38 million, or 34%, of its deposits in low-cost savings, checking and money market accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability has enabled the Company to offset the impact of rising rates in other deposit accounts.

Net Portfolio Value

Management activity monitors exposure to interest rate risk. The Company's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. The Bank uses the OTS Net Portfolio Value ("NPV") Model to monitor its exposure to interest rate risk, which calculates changes in net portfolio value. The NPV model, in addition to management's suggestions, are reviewed by the Investment Committee and reported to the Board of Directors quarterly.

The Bank computes amounts by which the net present value of cash flow from assets, liabilities and off balance sheet items ("net portfolio value" or "NPV") would change in the event of a range of assumed changes in market interest rates. Based upon OTS assumptions, the following table presents the Bank's percentage change in NPV, assuming an immediate change in interest rates of plus or minus 300 basis points from the level at June 30, 2002.

Change in Interest Rates In Basis Points ("BP")	NPV Ratio (2)	Change (3)
+300 bp	8.44%	181 bp
+200 bp (1)	9.18%	107 bp
+100 bp	9.83%	42 bp
0 bp	10.25%	
-100 bp	10.26%	1 bp
-200 bp (4)	N/A%	N/A
-300 bp (4)	N/A%	N/A

(1) Denotes the rate shock used to compute the NPV capital ratios.
(2) Calculated as the estimated NPV divided by present value of assets.
(3) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(4) Due to the abnormally low interest rate environment in fiscal 2002, the OTS does not provide a calculation.

These calculations indicate that the Bank's NPV could be adversely affected by increases in interest rates but could be somewhat favorably affected by decreases in interest rates. In addition, the Bank could be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements if interest market rates increase.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The balance of this page intentionally left blank

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended June 30, 2002			Year Ended June 30, 2001			Year Ended June 30, 2000		
	Average Balance (Dollars in Thousands)	Interest	Average Yield/Cost	Average Balance (Dollars in Thousands)	Interest	Average Yield/Cost	Average Balance (Dollars in Thousands)	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable (1)	$ 132,771	$10,358	7.80 %	$ 121,237	$ 10,544	8.70 %	$ 103,252	$ 8,660	8.39 %
Investment securities and mortgage-backed securities	56,365	2,997	5.32 %	55,007	3,584	6.52 %	49,270	3,001	6.09 %
Other interest-earning assets (2)	4,837	149	3.08 %	5,356	309	5.77 %	4,739	328	6.92 %
Total interest-earning assets	193,973	13,504	6.96 %	181,600	14,437	7.95 %	157,261	11,989	7.62 %
Non-interest-earning assets	7,255			5,839			5,337		
Total assets	$ 201,228			$ 187,439			$ 162,598		
Interest-bearing liabilities:									
Transaction accounts	$ 8,081	76	.94 %	$ 6,506	94	1.45 %	$ 5,975	$ 90	1.51 %
Passbook savings	8,271	61	.74 %	4,868	91	1.87 %	5,018	102	2.03 %
Money market accounts	10,465	164	1.57 %	9,583	322	3.36 %	10,304	310	3.01 %
Certificates of deposit	75,510	3,759	4.98 %	61,546	3,587	5.83 %	52,660	2,703	5.13 %
Other liabilities (3)	75,223	3,415	4.54 %	81,488	4,939	6.06 %	68,442	3,912	5.72 %
Total interest -bearing liabilities	177,550	7,475	4.21 %	163,991	9,033	5.51 %	142,399	7,117	5.0 %
Non-interest bearing liabilities	7,861			9,502			7,801		
Total liabilities	185,411			173,493			150,200		
Stockholders' equity	15,817			13,946			12,398		
Total liabilities and stockholders' equity	$ 201,228			$ 187,439			$ 162,598		
Net interest income		$ 6,029			$ 5,404			$ 4,872	
Interest rate spread (4)			2.75 %			2.44 %			2.62 %
Net yield on interest-earning assets (5)			3.11 %			2.98 %			3.10 %
Ratio of average interest-earning assets to average interest-bearing liabilities			1.09 X			1.11 X			1.10 X

(1) Average balances include non-accrual loans.

(2) Includes interest-bearing deposits in other financial institutions.

(3) Other liabilities include FHLB advances and repurchase agreements.

(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net yield on interest - earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate (volume changes in rate multiplied by the change in average volume). The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year ended June 30, 2002 vs. 2001 Increase (Decrease) Due to				Year ended June 30, 2001 vs. 2000 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(Dollars in Thousands)				(Dollars in Thousands)			
Interest income:								
Loans receivable	$1,003	$(1,091)	$(98)	$(186)	$1,509	$320	$55	$1,884
Mortgage-backed securities and Investment securities	89	(660)	(16)	(587)	349	212	22	583
Other interest-earning assets	(30)	(143)	13	(160)	43	(54)	(8)	(19)
Total interest-earning assets	1,062	(1,894)	(101)	(933)	1,901	478	69	2,448
Interest expense:								
Transaction accounts	23	(33)	(8)	(18)	8	(4)	-	4
Savings accounts	64	(55)	(39)	(30)	(3)	(8)	-	(11)
Money markets	30	(172)	(16)	(158)	(21)	36	(3)	12
Certificates of deposit	814	(523)	(119)	172	456	369	59	884
Other liabilities	(380)	(1,239)	95	(1,524)	746	231	50	1,027
Total interest-bearing liabilities	551	(2,022)	(87)	(1,558)	1,186	624	106	1,916
Net change in interest income	$ 511	$ 128	$ (14)	$ 625	$ 715	$ (146)	$ (37)	$ 532

Financial Condition

General. The Company's total assets increased $9,092,000, or 4.6%, to $206,145,000 at June 30, 2002 from $197,053,000 at June 30, 2001. This increase was primarily the result of a $9,317,000 increase in the Company's net loan portfolio.

Loans receivable, net, increased $9,317,000 to $139,748,000 at June 30, 2002 from $130,431,000 at June 30, 2001. The increase in loans receivable, net, was primarily the result of increases of $4,656,000 in loans on one-to-four family residences, $7,032,000 in loans secured by other properties and $3,752,000 in commercial business loans, offset by decreases of $1,481,000 in construction loans, $1,602,000 in participations sold, $479,000 in consumer loans and $1,777,000 in loan participations sold, net deferred loan origination fees and allowance for loan losses. The increase in loans receivable, net, is primarily attributable to management efforts to increase lending activity and the opening of the new Bank branch in Farmington.

At June 30, 2002, total liabilities increased $7,689,000 to $189,762,000 from $182,073,000 at June 30, 2001. The increase in total liabilities at June 30, 2002 was primarily attributable to an increase in deposits of $3,789,000 and an increase in advances from the Federal Home Loan Bank ("FHLB") of $4,280,000.

The increase in deposits was primarily the result of growth in the Company's Transaction and NOW accounts and Savings deposits, offset by a decrease in Time deposits. From June 30, 2001 to June 30, 2002 Transaction and NOW accounts increased $4,954,000 from $15,463,000 to $20,417,000 and Savings deposits increased $2,784,000 from $14,522,000 to $17,306,000, while Time deposits decreased $4,049,000 from $76,676,000 to $72,627,000. The decrease in time deposits is primarily due to a decrease in the Bank's public fund Time deposits.

The Bank funds loans primarily from deposits and Federal Home Loan Bank borrowings. Borrowings increased $4,280,000 from $72,106,000 at June 30, 2001 to $76,386,000 at June 30, 2002. Borrowings were primarily used to fund loans.

The Company offers its corporate customers an investment product fashioned in the form of a repurchase agreement. Under the terms of the agreement, deposits in designated demand accounts of the customers are swept daily into an investment vehicle, through which the funds are used to purchase an interest in designated marketable securities. The Company in turn agrees to repurchase these investments on a daily basis, paying the customer the daily interest earned based on current market rates. At June 30, 2002, repurchase agreements totaled $1,235,000, a decrease of $89,000 from June 30, 2001.

Total stockholders' equity at June 30, 2002 increased $1,404,000 to $16,383,000 from $14,979,000 at June 30, 2001. The increase in stockholders' equity reflects net income of $1,611,000, and dividends paid to stockholders of $429,000, partially offset by minor changes in additional paid-in capital and unearned ESOP stock for the year ended June 30, 2002.

Comparison of Operating Results for Years Ended June 30, 2002 and 2001

General. Net earnings decreased $49,000 or 2.9% to $1,611,000 for the year ended June 30, 2002 from $1,660,000 for the year ended June 30, 2001. The decrease in earnings is primarily the result of an increase in net interest earnings of $625,000 and a $125,000 decrease in the provision for loan losses, offset by a decrease of $28,000 in non-interest earnings, a $680,000 increase in non-interest expense and a $91,000 increase in income tax expense.

Interest Earnings. Total interest earnings totaled $13,504,000 for the year ended June 30, 2002, a decrease of $933,000 from the $14,437,000 for the year ended June 30, 2001. The decrease is primarily due to a decline in rates on the Bank's lending and investment activities. See average balance sheet on page 9 and rate/volume analysis on page 10.

Interest Expense. Total interest expense decreased $1,558,000 from $9,033,000 for the year ended June 30, 2001, to $7,475,000 for the year ended June 30, 2002, primarily due to a decrease in the volume of time deposits and a decline in the rates on interest bearing deposits and FHLB borrowings. See average balance sheet on page 9 and rate/volume analysis on page 10.

Provision for Losses on Loans. The Company maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, past loss experience, adverse situations that may affect the borrower's ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The provision for loan loss was $220,000 and $345,000 for the years ended June 30, 2002 and 2001, respectively. The decrease in the provision for loan losses is a result of substantially less growth in the Company's loans receivable, net, for the year compared to the prior year. Loans receivable, net increased only $9,317,000 during the year ended June 30, 2002, which is $11,337,000 less than the $20,654,000 increase in loans receivable, net, during the year ended June 30, 2001. While the Company maintains its allowance for losses at a level, which it considers to be adequate at the balance sheet date, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts.

Non-Interest Earnings. Total non-interest earnings decreased by $28,000 or 6.7% from $418,000 for the year ended June 30, 2001 to $390,000 for the year ended June 30, 2002. This decrease was primarily due to decreased miscellaneous income of $23,000, a decrease in net gains from the sale of available-for-sale loans and securities of $7,000 and decreased service charge income of $2,000, offset by an increase in income from real estate operations of $4,000. The decrease in miscellaneous income is a result of recognition of a $21,000 gain on the sale of other real estate owned and proceeds received of $6,000 from a winning raffle ticket in the year ended June 30, 2001, offset by a $4,000 increase in commission fees collected from credit card merchant sales for the year ended June 30, 2002.

Non-Interest Expense. Total non-interest expense increased $680,000 or 22.2% from $3,060,000 for the year ended June 30, 2001 to $3,740,000 for the year ended June 30, 2002. The most significant changes in non-interest expenses were increases in compensation and benefits, data processing, occupancy costs, professional fees, stationary, printing, and office supplies. The $362,000 increase in compensation and benefits expense reflects a $228,000 increase in general salaries and benefits expense primarily due to the hiring of nine employees to staff the Bank's new branch, two other additions to staff and general merit increases in administrative and other employee salaries. Other increases in compensation and benefits included $50,000 in expense related to employee stock compensation plans and $84,000 due to the repurchase of stock from an employee exercise/sale of stock options. Data processing expense increased by $51,000 due to increased service bureau expense resulting from growth in the number of deposit and loan accounts serviced and a change to a new service bureau provider. Occupancy costs increased $99,000 due primarily to increases in depreciation for furniture, fixtures, and equipment, resulting from the purchase of equipment needed to operate the new service bureau format and equipment purchased for the new branch. The increase in professional fees of $24,000 was due to increases in audit, accounting, and legal fees. Stationary, printing and office supplies increased $42,000 primarily as the result of the purchase of new forms required for the new service bureau and the purchase of forms and supplies for the new branch.

Income Tax Expense. Income tax expense increased $91,000 or 12% from $757,000 for the year ended June 30, 2001 to $848,000 for the year ended June 30, 2002. This increase was primarily attributable to a decrease in deductible temporary differences of FHLB Stock Dividends of $51,000 and an increase in temporary non-deductible differences resulting from employee stock ownership plan expenses of $42,000 offset by certain other temporary and permanent differences.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowings, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities, and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed security prepayments are significantly influenced by general interest rates, economic conditions, and competition. In addition, the Company invests excess funds in overnight deposits, which provide liquidity to meet lending requirements and deposit fluctuations.

The Bank's most liquid assets are cash and cash equivalents, which include investments in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing, and investing activities during any given period. At June 30, 2002, cash and cash equivalents totaled $5,651,000. The Bank has an additional source of liquidity if a need for additional funds should arise, that being FHLB of Dallas advances. The Bank also has the ability to borrow against mortgage-backed and other securities. At June 30, 2002, the Bank had outstanding borrowings from the FHLB of Dallas of $76,386,000. Some of these outstanding borrowings were used to fund loans and purchase additional investment securities.

The primary investment activity of the Bank is the origination of loans; primarily mortgage loans. During the year ended June 30, 2002, the Bank originated $57,306,000 in total loans (including loan participations purchased), of which $42,518,000 were mortgage loans. Another investment activity of the Bank is the investment of funds in U.S. Government agency securities, mortgage-backed securities, collateralized mortgage obligations, federal funds, readily marketable equity securities, municipal general obligation revenue bonds, and FHLB of Dallas overnight funds. During periods when the Bank's loan demand is limited, the Bank may purchase short-term investment securities to obtain a higher yield than otherwise available.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows from operating activities, consisting principally of net earnings, provision for loan losses, amortization of investment and mortgage-backed securities premiums and discounts, stock based compensation costs and income taxes less disbursements of interest and dividends, and loan origination fees, were $1,575,000 and $2,117,000 for the years ended June 30, 2002 and 2001, respectively. Net cash used for investing activities consisting primarily of disbursement of loan originations and investment and mortgage-backed security purchases, offset by principal collections on loans and proceeds from the maturities of investment securities and mortgage-backed securities, were $7,559,000 and $18,442,000 for the years ended June 30, 2002 and 2001, respectively. Net cash provided from financing activities consisting primarily of net activity in deposit and escrow accounts and the proceeds received from FHLB advances, were $7,373,000 and $16,497,000 for the years ended June 30, 2002 and 2001, respectively.

The Bank anticipates that it will have sufficient funds available to meet its current commitments. As of June 30, 2002, the Bank had commitments to fund loans of $9,833,000. Certificates of deposit scheduled to mature in one year or less totaled $48,012,000. Based on historical withdrawals and outflows, and on internal monthly deposit reports monitored by management, management believes that a majority of deposits will remain with the Bank. As a result, no adverse liquidity effects are expected.

At June 30, 2002, the Bank exceeded each of the three OTS capital requirements on a fully phased in basis. See Note 8 to the Consolidated Financial Statements.

NEFF + RICCI LLP

CERTIFIED PUBLIC ACCOUNTANTS
6100 UPTOWN BLVD NE SUITE 400
ALBUQUERQUE NM 87110

Independent Auditors' Report

Board of Directors
GFSB Bancorp, Inc.
Gallup, New Mexico

We have audited the accompanying consolidated statements of financial condition of GFSB Bancorp, Inc. (a Delaware corporation) and Subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of earnings and comprehensive earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GFSB Bancorp, Inc. and Subsidiary as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Neff + Ricci LLP

Albuquerque, New Mexico
July 26, 2002

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2002 and 2001

ASSETS

		2002	2001
Cash and due from banks	$	4,825,439	3,216,000
Interest-bearing deposits with banks		826,052	1,046,254
Available-for-sale investment securities		23,973,426	21,804,107
Available-for-sale mortgage-backed securities		27,290,274	32,376,812
Held-to-maturity investment securities		1,405,403	1,945,720
Stock of Federal Home Loan Bank, at cost, restricted		4,218,500	3,649,000
Loans receivable, net, substantially pledged		139,748,188	130,430,937
Accrued interest and dividends receivable		1,073,201	1,185,400
Premises and equipment		2,511,173	1,323,770
Prepaid and other assets		273,413	74,624
Total assets	$	206,145,069	197,052,624

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Transaction and NOW accounts	$ 20,417,085	15,462,712
Savings deposits	17,305,540	14,521,879
Time deposits	72,626,849	76,675,576
Advances from the Federal Home Loan Bank	76,386,455	72,105,997
Repurchase agreements	1,234,857	1,324,335
Accrued interest payable	448,955	473,446
Advances from borrowers for taxes and insurance	416,575	440,048
Accounts payable and accrued liabilities	245,409	219,855
Deferred income taxes	568,728	555,191
Dividends declared and payable	110,506	98,453
Income taxes payable	1,168	195,854
Total liabilities	189,762,127	182,073,346
Commitments and Contingencies	-	-
Stockholders' Equity		
Common stock, $.10 par value, 1,500,000 shares authorized; 1,150,106 shares in 2002 and 2001 issued and outstanding	115,011	115,011
Preferred stock, $.10 par value, 500,000 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	2,761,251	2,630,860
Unearned ESOP stock	(207,926)	(272,480)
Retained earnings, substantially restricted	12,420,358	11,237,917
Accumulated other comprehensive earnings	1,294,248	1,267,970
Total stockholders' equity	16,382,942	14,979,278
Total liabilities and stockholders' equity	$ 206,145,069	197,052,624

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE EARNINGS
Years Ended June 30, 2002 and 2001

		2002	2001
Interest Earnings			
Loans receivable			
Mortgage loans	$	8,217,548	8,360,060
Commercial loans		1,244,999	1,229,761
Share and consumer loans		454,954	612,717
Service fee income		440,369	341,680
Investment and mortgage-backed securities		2,996,693	3,583,835
Other interest-earning assets		149,599	308,906
Total interest earnings		13,504,162	14,436,959
Interest Expense			
Deposits		4,060,294	4,093,573
Advances from Federal Home Loan Bank		3,400,295	4,873,600
Repurchase agreements		14,475	65,610
Total interest expense		7,475,064	9,032,783
Net interest earnings		6,029,098	5,404,176
Provision for Loan Losses		220,000	345,000
Net interest earnings after provision for loan losses		5,809,098	5,059,176
Non-Interest Earnings			
Service charge income		295,579	297,565
Miscellaneous income		50,369	68,999
Gain from sales of loans		34,289	35,664
Gain on sale of available-for-sale securities		10,000	16,297
Loss on sale of available-for-sale securities		-	(335)
Total non-interest earnings		390,237	418,190
Non-Interest Expense			
Compensation and benefits		2,089,018	1,726,948
Insurance and SAIF Premiums		60,215	50,044
Stationery, printing, and office supplies		117,465	75,683
ATM expense		50,311	47,859
Supervisory exam fees		55,378	46,211
Postage		61,697	42,234

See Notes to Financial Statements.

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE EARNINGS - CONTINUED
Years Ended June 30, 2002 and 2001

		2002	2001
Non-Interest Expense - Continued			
Other	$	311,042	277,534
Occupancy		451,080	351,786
Data processing		317,350	266,409
Professional fees		106,602	82,353
Advertising		94,060	76,543
Stock services		26,194	16,680
Total non-interest expense		3,740,412	3,060,284
Earnings before Income Taxes		2,458,923	2,417,082
Income Tax Expense			
Currently payable		834,088	760,355
Deferred benefit		13,537	(3,488)
Total income tax expense		847,625	756,867
Net earnings		1,611,298	1,660,215
Other Comprehensive Earnings			
Unrealized investment gains, net of tax of $13,537 in 2002 and $586,040 in 2001		26,278	1,137,607
Net comprehensive earnings	$	1,637,576	2,797,822
Basic Net Earnings per Share		1.46	1.50
Dilutive Net Earnings per Share		1.41	1.46
Weighted average number of common shares outstanding-basic		1,105,068	1,107,243
Weighted average number of common shares outstanding-dilutive		1,143,528	1,139,951

See Notes to Financial Statements.

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2002 and 2001

	Common Stock	
	Shares	Amount
Balances, June 30, 2000	940,958	$ 94,096
Comprehensive earnings		
Net earnings	-	-
Unrealized gain on available for sale securities, net of taxes	-	-
Total comprehensive earnings		
Distribution of stock vested under the management stock bonus plan	-	-
Acquisition of common stock by the Company under the stock repurchase plan	(21,766)	(2,176)
Released and committed to be released 13,990.8389 shares of common stock owned by the ESOP	-	-
Issuance of stock dividend	230,914	23,091
Cash paid on fractional shares in lieu of stock dividend	-	-
Dividends declared and paid to stockholders	-	-
Balances, June 30, 2001	1,150,106	115,011
Comprehensive earnings		
Net earnings	-	-
Unrealized gain on available for sale securities, net of taxes	-	-
Total comprehensive earnings		
Distribution of stock vested under the management stock bonus plan	-	-
Stock issued upon exercise of stock options	15,937	1,594
Expense incurred by the Company for stock purchased within six months of exercise of related options	-	-
Acquisition of common stock by the Company under the stock repurchase plan	(15,937)	(1,594)
Released and committed to be released 17,199.6449 shares of common stock owned by the ESOP	-	-
Dividends declared and paid to stockholders	-	-
Balances, June 30, 2002	1,150,106	$ 115,011

See Notes to Financial Statements.

Additional Paid-in Capital	Unearned ESOP Stock	Retained Earnings	Accumulated Other Comprehensive Earnings	**Total**
$ 2,810,626	(323,911)	9,974,531	130,363	**12,685,705**
-	-	1,660,215	-	**1,660,215**
-	-	-	1,137,607	**1,137,607**
				2,797,822
50,513	-	-	-	**50,513**
(289,753)	-	-	-	**(291,929)**
59,474	51,431	-	-	**110,905**
-	-	(23,091)	-	**-**
-	-	(1,281)	-	**(1,281)**
-	-	(372,457)	-	**(372,457)**
2,630,860	(272,480)	11,237,917	1,267,970	**14,979,278**
-	-	1,611,298	-	**1,611,298**
-	-	-	26,278	**26,278**
				1,637,576
29,245	-	-	-	**29,245**
128,240				**129,834**
83,867	-	-	-	**83,867**
(212,107)	-	-	-	**(213,701)**
101,146	64,554	-	-	**165,700**
-	-	(428,857)	-	**(428,857)**
$ 2,761,251	(207,926)	12,420,358	1,294,248	**16,382,942**

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2002 and 2001

		2002	2001
Cash Flows from Operating Activities			
Net earnings	$	1,611,298	1,660,215
Adjustments to reconcile net earnings to net cash provided by operations:			
Deferred loan origination fees		(440,369)	(341,680)
Gain on sale of loans and securities		(44,289)	(51,626)
Provision for loan losses		220,000	345,000
Depreciation of premises and equipment		233,919	191,450
Amortization of investment and mortgage-backed securities premiums		121,568	72,049
Stock dividend on FHLB stock		(121,828)	(249,135)
Release of ESOP stock		165,700	110,905
Stock compensation under management bonus stock plan		31,506	41,503
Stock compensation resulting from stock purchased by the Company within six months of exercise of related options		83,867	-
Provision (benefit) for deferred income taxes		13,537	(3,489)
Net changes in operating assets and liabilities:			
(Increase) decrease in assets:			
Accrued interest and dividends receivable		112,199	(151,426)
Prepaid and other assets		(198,789)	161,259
Income taxes receivable		(194,686)	195,854
Increase (decrease) in liabilities:			
Accrued interest payable		(24,492)	185,096
Accounts payable and other accrued liabilities		(5,952)	(58,999)
Dividends declared and payable		12,053	9,578
Net cash provided by operating activities		1,575,242	2,116,554
Cash Flows from Investing Activities			
Purchase of premises and equipment		(1,421,322)	(219,172)
Loan origination and principal repayment on loans, net		(11,465,225)	(22,460,289)
Proceeds from the sale of loans		2,402,632	1,838,965
Principal payments on mortgage-backed securities		10,183,665	5,346,685
Principal payments on available-for-sale securities		3,049,992	928,643
Principal payments on held-to-maturity securities		25,000	10,000
Purchases of mortgage-backed securities		(5,144,006)	(10,054,928)
Purchases of available-for-sale securities		(6,572,405)	(5,170,323)
Purchases of held-to-maturity securities		-	(270,000)
Maturities and proceeds from sale of available-for-sale securities		1,310,000	9,072,813
Maturities and proceeds from sale of available-for-sale mortgage-backed securities		520,000	1,728,391
(Purchase of) proceeds from FHLB stock		(447,672)	807,035
Net cash used by investing activities		(7,559,341)	(18,442,180)

See Notes to Financial Statements.

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
Years Ended June 30, 2002 and 2001

		2002	2001
Cash Flows from Financing Activities			
Net increase in transaction accounts, passbook savings money market accounts, and certificates of deposit	$	3,689,308	26,712,222
Repurchase agreements		(89,478)	1,093,496
Net increase (decrease) in mortgage escrow finds		(23,473)	134,139
Proceeds from FHLB advance		688,853,462	1,718,812,746
Repayments on FHLB advances		(684,573,004)	(1,729,641,815)
Purchase of GFSB Bancorp stock under the stock repurchase plan in cash		(213,701)	(291,929)
Dividends paid or to be paid in cash		(428,857)	(372,457)
Proceeds from exercise of stock options		129,834	-
Price paid for vested management bonus stock plan stock		29,245	50,513
Net cash provided by financing activities		7,373,336	16,496,915
Increase in cash and cash equivalents		1,389,237	171,289
Cash and cash equivalents at beginning of year		4,262,254	4,090,965
Cash and cash equivalents at end of year	$	5,651,491	4,262,254
Supplemental Disclosures			
Cash paid during the year for:			
Interest on deposits and advances	$	7,485,081	8,847,695
Income taxes		1,034,208	628,240
Change in unrealized gain, net of deferred taxes on available-for-sale securities (other comprehensive earnings)		26,278	1,137,607
Supplemental schedule of noncash and financing activities			
Issuance of stock dividend		-	23,091

See Notes to Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying statements follows:

Organization and Operations. Effective June 29, 1995, Gallup Federal Savings and Loan Association (the "Association") converted from a federal mutual savings and loan association to a federal stock savings bank with the formation of a holding company (GFSB Bancorp, Inc.). The conversion was accomplished through amendment of the Association's federal charter and the sale of the holding company's common stock. The Association also changed its name to Gallup Federal Savings Bank (the "Bank").

GFSB Bancorp, Inc. (the "Company") is a unitary savings and loan holding company incorporated under the laws of the State of Delaware. The Company acquired all of the common stock of the Bank on June 29, 1995 and the Company also made its initial public offering of common stock.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant balances and transactions between entities have been eliminated.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, cash items, amounts due from banks, amounts held with the Federal Reserve Bank, interest bearing deposits with the Federal Home Loan Bank, and time deposits. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The amounts in each of these above categories are as follows:

	2002	2001
Cash on hand	$ 1,620,315	1,054,347
Cash items	13,765	(105,372)
Amounts due from banks	2,808,981	2,227,183
Interest bearing deposits	628,052	650,255
Time deposits	198,000	396,000
Federal Reserve Bank deposits	382,378	39,841
Total cash and cash equivalents	$ 5,651,491	4,262,254

The amounts due from banks includes $67,058 and $55,376 for the years ended June 30, 2002 and 2001, respectively, held in trust by the Company for the employees awarded stock under the Management Stock Bonus Plan. The amount represents dividends earned on non-vested shares.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Available-for-Sale Investment Securities. All available-for-sale investment securities are stated at fair value. The Company has recorded a net unrealized gain, net of deferred income taxes, as accumulated comprehensive income. Realized gains and losses on the sale of investment securities are determined using the specific identification method when such sales occur. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

Available-for-Sale Mortgage-Backed Securities. All mortgaged-backed and related securities are stated at fair value. The Company has recorded a net unrealized gain, net of deferred income taxes, as accumulated comprehensive income. Realized gains and losses on the sale of mortgage-backed securities are determined using the specific identification method when such sales occur. All sales are made without recourse. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period of maturity.

Held-to-Maturity Securities. Government, Federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. All hold-to-maturity securities are recorded at amortized cost.

At June 30, 2002 the Company had no outstanding commitments to sell any securities.

Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

An impaired loan can be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Company assesses for impairment all loans delinquent more than 90 days. Uncollectible interest on loans that are contractually past due is charged off, or an allowance account is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received, until, in management's judgment, the borrower's ability to make periodic principal and interest payments is back to normal, in which case the loan is returned to accrual status.

Loans Held-For-Sale. Loans held-for-sale are those loans the Company has the intent to sell in the foreseeable future. Loans held-for-sale are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between sales proceeds and carrying value of the loans.

Mortgage loans sold to others are not included in the accompanying statements of financial condition. For the years ended June 30, 2002 and 2001, $2,402,632 and $1,838,965, respectively, of loans have been sold. No servicing rights were retained on these loans. Gains on the sale of these loans were $34,289 in 2002 and $35,664 in 2001.

Loan Origination Fees and Related Costs. Loan fees and certain direct loan origination costs are deferred, and the net fee is recognized as an adjustment to interest income using the interest method over the contractual life of the loans. Historical prepayment experience for the Company is minimal for purposes of adjusting the contractual life of the loans.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure. The Company generally holds foreclosed assets as held for sale, and accordingly, after foreclosure, such assets are carried at the lower of fair value minus estimated costs to sell, or cost. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the fair value of a property does not exceed its cost.

Premises and Equipment. Land is carried at cost. Building, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Building, furniture, fixtures, and equipment are depreciated using a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to earnings in the period incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes. Deferred income taxes are provided on temporary differences in the recognition of income and expense for tax and financial reporting purposes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes in the period of enactment.

Earnings Per Share. Earnings per share have been computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding for the year. The Company accounts for the shares acquired by its ESOP in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average number of shares outstanding until the shares are committed for allocation to an employee's individual account.

Fair Value of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

> *Cash and cash equivalents.* - The carrying amount of cash and cash equivalents approximate their fair value.
>
> *Available-for-sale and hold-to-maturity securities.* - Fair values for securities are based on quoted market prices.
>
> *Loans receivable.* - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
>
> *Deposit liabilities.* - The fair values disclosed for demand deposits are, by definition, materially equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Short-term borrowings. - The carrying amounts of short-term borrowings approximate their fair values given that the borrowings are at the Bank's current incremental borrowing rate.

Off-balance sheet instruments. - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Financial Instruments. In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

A substantial estimate for the Company is the allowance for loan losses. This estimate could change substantially within a year if borrowers' ability to repay or the estimated value of underlying collateral should decline dramatically.

Investment in Federal Home Loan Bank Stock. The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in its capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the Federal Home Loan Bank Stock, and it has no quoted market value.

Segment Reporting. The Company is required to report information about operating segments in and related disclosures about products and services, geographic areas and major customers. The Company only has one operating segment.

Reclassifications. Certain reclassifications have been made to the 2001 financial statements to conform to 2002 presentation.

Recent Accounting Developments. In July of 2001, the Financial Accounting Standards Board (FSAB) issued SFAS No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 establishes accounting and reporting standards for business combinations. This Statement eliminates the use of the pooling-of-interest method of accounting for business combinations, requiring future business

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

combinations to be accounted for using the purchase method of accounting. Additionally, SFAS No. 141 enhances the disclosures related to business combinations and requires that all intangible assets acquired in a business combination be reported separately from goodwill. These intangible assets must then be assigned to a specifically identified reporting unit and assigned a useful life. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement did not impact the Company's financial position or results of operations.

SFAS No. 142 establishes accounting and reporting standards for goodwill and other intangible assets. With the adoption of this Statement, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be subject to, at least, an annual assessment for impairment by applying a two step fair-value based test. Additionally, SFAS No. 142 enhances the disclosures related to goodwill and intangible assets. The adoption of this statement did not impact the Company's financial position or results of operations.

In August of 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This Statement amends SFAS No. 19 *Financial Accounting and Reporting by Oil and Gas Producing Companies*. SFAS No. 143 applies to all entities and addresses financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Because all asset retirement obligations that fall within the scope of this Statement and their related asset retirement cost will be accounted for consistently, financial statements of different entities will be more comparable. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002; however, earlier applications is encouraged. The Company will adopt SFAS No. 143 on July 1, 2002. The adoption of this statement has no impact on the Company's financial position or results of operations.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued in August 2001. SFAS No. 144 supercedes both SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of*, which previously governed impairment of long-lived assets, and APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, which addressed the disposal of a business segment. This Statement improves financial reporting by requiring one accounting model be used for long-lived assets to be disposed of by sale and by broadening the presentation of discontinued operations to include more disposal transactions. The adoption of this statement did not impact the Company's financial position or results of operations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* This Statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This Statement also rescinds FASB Statement No. 44, *Accounting for Intangible Assets of Motor Carriers.* This Statement also amends FASB Statement No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modification that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement did not impact the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring).* The adoption of this statement did not impact the Company's financial position or results of operations.

NOTE 2. AVAILABLE-FOR-SALE MORTGAGE-BACKED SECURITIES

The carrying values and estimated fair values of available-for-sale mortgage-backed securities are summarized as follows:

June 30, 2002	Principal Balance	Unamortized Premiums (Discounts)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
FNMA ARM Certificates	$ 16,187,116	389,325	16,576,441	125,163	(100,474)	16,601,130
FHLMC ARM Certificates	1,978,687	36,715	2,015,402	25,874	(5,902)	2,035,374
GNMA ARM Certificates	5,109,428	154,295	5,263,723	37,121	-	5,300,844
SBA	485,190	-	485,190	16,931	-	502,121
Mortgage Pass-through Certificates	2,780,215	(52,812)	2,727,403	123,402	-	2,850,805
	$ 26,540,636	527,523	27,068,159	328,491	(106,376)	27,290,274

NOTE 2. AVAILABLE-FOR-SALE MORTGAGE-BACKED SECURITIES (CONTINUED)

June 30, 2001	Principal Balance	Unamortized Premiums (Discounts)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
FNMA ARM Certificates	$ 16,259,635	388,603	16,648,238	125,926	(219,589)	16,554,575
FHLMC ARM Certificates	2,731,948	49,684	2,781,632	28,219	(4,395)	2,805,456
GNMA ARM Certificates	8,019,796	241,329	8,261,125	10,984	(13,561)	8,258,548
SBA	797,922	-	797,922	27,853	-	825,775
Mortgage Pass-through Certificates	3,914,997	(78,344)	3,836,653	95,805	-	3,932,458
	$ 31,724,298	601,272	32,325,570	288,787	(237,545)	32,376,812

During the years ended June 30, 2002 and 2001, the Company did not have any proceeds from the sales of mortgage-backed securities. The Company had pledged $15,520,259 and $14,357,452 (current face) at June 30, 2002 and 2001, respectively, in mortgage-backed and investment securities to public entities who have on deposit amounts in excess of the federally insured limit. The Company also had pledged $387,569 and $451,281 at June 30, 2002 and 2001, respectively, in mortgage-backed securities to the Federal Reserve Bank for its Treasury Tax and Loan Account.

NOTE 3. INVESTMENTS

The amortized cost and fair values of investment securities are summarized as follows:

Available-for-sale:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
June 30, 2002				
Mutual funds	**$ 2,822,370**	**5,743**	**-**	**2,828,113**
US agency securities	**2,699,931**	**71,164**	**-**	**2,771,095**
FHLMC stock	**7,786**	**1,337,635**	**-**	**1,345,421**
Tax-exempt securities	**5,357,306**	**252,317**	**-**	**5,609,623**
FNMA/SLMA preferred	**1,500,000**	**-**	**-**	**1,500,000**
CMO	**7,854,533**	**85,774**	**(1,133)**	**7,939,174**
SLMA asset-backed note	**1,992,633**	**-**	**(12,633)**	**1,980,000**
	$ 22,234,559	**1,752,633**	**(13,766)**	**23,973,426**
June 30, 2001				
Mutual funds	$ 2,716,697	287	-	2,716,984
US agency securities	1,191,931	45,457	-	1,237,388
FHLMC stock	7,786	1,531,094	-	1,538,880
Tax-exempt securities	4,956,816	173,459	(10,865)	5,119,410
FNMA/SLMA preferred	2,505,771	12,880	(9,901)	2,508,750
CMO	6,562,997	140,088	(390)	6,702,695
SLMA asset-backed note	1,992,185	-	(12,185)	1,980,000
	$ 19,934,183	1,903,265	(33,341)	21,804,107

Held-to-maturity:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
June 30, 2002				
Tax-exempt securities	**$ 409,996**	**10,031**	**-**	**420,027**
Corporate debt securities	**995,407**	**-**	**(407)**	**995,000**
	$ 1,405,403	**10,031**	**(407)**	**1,415,027**

NOTE 3. INVESTMENTS (CONTINUED)

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
June 30, 2001				
Tax-exempt securities	$ 954,995	3,442	(11,551)	946,886
Corporate debt securities	990,725	4,275	-	995,000
	$ 1,945,720	7,717	(11,551)	1,941,886

The amortized cost and fair value of all debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available-for-sale:		
Due within one year	$ 1,282,574	1,308,761
Due after one year through five years	1,853,088	1,918,554
Due after five years through ten years	304,016	313,263
Due after ten years	4,617,559	4,840,140
Mutual funds	2,822,370	2,828,113
FHLMC stock	7,786	1,345,421
FNMA	1,500,000	1,500,000
SLMA asset-backed note	1,992,633	1,980,000
CMO	7,854,533	7,939,174
Mortgage-backed securities	27,068,159	27,290,274
	$49,302,718	51,263,700
Held-to-maturity:		
Due within one year	$ 995,407	995,000
Due after one year through five years	144,996	154,620
Due after five years through ten years	-	-
Due after ten years	265,000	265,407
	$ 1,405,403	1,415,027

During the years ended June 30, 2002 and 2001, $1,830,000 and $10,801,203 in investments were sold, respectively.

NOTE 4. LOANS RECEIVABLE

Loans receivable are summarized as follows:

	2002	2001
First mortgage loans (principally conventional)		
Principal balances		
Secured by one-to-four family residences	$79,625,021	74,969,406
Secured by other properties	22,947,175	15,915,258
Construction loans	4,745,701	6,226,951
Loan participations purchased	11,279,376	12,881,325
Commercial loans	21,794,673	18,042,355
Consumer loans:		
Unsecured	262,949	206,167
Loans secured by deposits	1,452,693	1,187,725
Secured by vehicles	1,415,666	2,010,607
Home equity lines	1,999,951	1,871,632
Other consumer	385,224	819,125
Loans held-for-sale	296,610	980,000
	146,205,039	135,110,551
Less		
Loan participations sold	(4,706,133)	(3,155,852)
Net deferred loan origination fees	(766,647)	(698,979)
Allowance for loan losses	(984,071)	(824,783)
Total loans receivable	$139,748,188	130,430,937

Activity in the allowance for loan losses is summarized as follows:

	2002	2001
Balance at beginning of year	$ 824,783	512,570
Provision charged to income	220,000	345,000
Charge-offs, recoveries and other, net	(60,712)	(32,787)
Balance at end of year	$ 984,071	824,783

The Company has commitments to fund new loans, lines, and letters of credit as follows:

	2002	2001
Fixed rate	$ 2,002,000	2,287,000
Variable rate	5,495,000	3,631,000
Commitments for new originations	2,336,000	2,113,000
Total	$ 9,833,000	8,031,000

NOTE 4. LOANS RECEIVABLE (CONTINUED)

Fixed rate commitments at June 30, 2002 and 2001 had interest rates that ranged from 7.00% to 10.00%. Total loans with fixed rates were $108,613,828 and $100,679,119 at June 30, 2002 and 2001, respectively. Total loans with variable rates were $32,118,432 and $30,576,601 at June 30, 2002 and 2001, respectively.

Non-accrual and restructured loans for which interest has been reduced totaled $246,424 and $609,808 at June 30, 2002 and 2001, respectively. Interest income that was foregone amounted to $6,956 and $59,671 at June 30, 2002 and 2001, respectively.

The weighted average rate for the loan portfolio was 7.12% and 8.29% at June 30, 2002 and 2001, respectively.

There were no impaired loans at June 30, 2002 or 2001.

NOTE 5. ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable is summarized as follows:

	2002	2001
Loans receivable	$ 741,924	793,332
Available-for-sale investment securities	142,445	120,194
Available-for-sale mortgage-backed securities	169,692	229,084
Dividends	18,259	41,026
Time deposits	881	1,764
Total accrued interest and dividends	$ 1,073,201	1,185,400

NOTE 6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	Useful Life	2002	2001
Buildings	40 years	$ 1,506,206	876,246
Furniture, fixtures, and equipment	5-10 years	1,082,221	1,021,265
Parking lot improvements	5 years	5,265	5,265
Leasehold improvements	5-10 years	563,328	328,163
Land		443,550	158,550
		3,600,570	2,389,489
Less allowance for depreciation		1,089,397	1,065,719
Total premises and equipment		$ 2,511,173	1,323,770

NOTE 7. DEPOSITS

Deposits are summarized as follows:

	Weighted Average Rate at June 30, 2002	**June 30, 2002**	
		Amount	**Percent**
Passbook savings accounts	.74%	$ 5,555,672	5.03%
Money market accounts	1.57	11,749,868	10.65
Transaction and NOW accounts	.94	20,417,085	18.50
		37,722,625	34.18
Certificates of deposit:			
1.00%-3.00%	2.43	32,352,433	29.32
3.01%-6.00%	4.85	30,938,631	28.04
6.01%-7.00%	6.36	8,815,984	7.99
7.01%-8.00%	7.25	519,801	.47
Total certificates of deposit		72,626,849	65.82
Total deposits		$ 110,349,474	100.00%

NOTE 7. DEPOSITS (CONTINUED)

	Weighted Average Rate at June 30, 2001	June 30, 2001 Amount	June 30, 2001 Percent
Passbook savings accounts	1.26%	$ 4,626,219	4.33%
Money market accounts	3.00	9,895,660	9.28
Transaction and NOW accounts	1.35	15,462,712	14.50
		29,984,591	28.11
Certificates of deposit:			
4.00%-6.00%	5.28%	39,814,847	37.33
6.01%-7.00%	6.27	36,360,331	34.09
7.01%-8.00%	7.24	500,398	.47
Total certificates of deposit		76,675,576	71.89
Total deposits		$ 106,660,167	100.00%

The aggregate amount of jumbo certificates with a minimum denomination of $100,000 was $36,945,033 and $47,466,580 at June 30, 2002 and 2001, respectively.

Certificates of deposit by remaining maturity are as follows:

	2002	2001
Less than 1 year	**$48,007,532**	52,313,307
1 year to 2 years	**14,596,795**	11,533,293
2 years to 3 years	**5,204,511**	9,270,813
3 years to 4 years	**1,040,327**	1,060,959
4 years to 5 years	**1,505,549**	963,243
Thereafter	**2,272,135**	1,533,961
	$72,626,849	76,675,576

NOTE 7. DEPOSITS (CONTINUED)

Interest expense on deposits is summarized as follows:

	2002	2001
Certificates of deposit	$ 3,759,196	3,586,750
Money market accounts	164,245	322,020
Passbook savings	60,669	90,616
Transaction and NOW deposits	76,184	94,187
	$ 4,060,294	4,093,573

NOTE 8. REPURCHASE AGREEMENTS

Under the terms of the repurchase agreement, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated marketable securities owned by the Bank. The Bank in turn agrees to repurchase these investments on a daily basis and pay the customer the daily interest earned on them. The amount of repurchase agreements was $1,234,857 and $1,324,335 at June 30, 2002 and 2001, respectively.

NOTE 9. REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The Bank is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios set forth in the table below. Management believes, as of June 30, 2002 that the Bank meets all capital adequacy requirements to which it is subject.

NOTE 9. REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS (CONTINUED)

Current regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio and an 8% risk-based capital ratio.

The Bank at June 30, 2002, meets the regulatory tangible capital and core capital requirements and the risk-based capital requirement of 8% of total risk-weighted assets.

The following is a reconciliation of the Bank's capital in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital calculated under regulatory requirements at June 30, 2002:

	Tangible Capital		Core Capital		Risk-Based Capital	
	Amount	Percent	Amount	Percent	Amount	Percent
GAAP Capital	$ 14,744,088		$ 14,744,088		$ 14,744,088	
Disallowed servicing assets, disallowed deferred tax assets, and other disallowed assets	(352,033)		(352,033)		(352,033)	
Accumulated losses (gains) on certain available-for-sale securities	(1,294,248)		(1,294,248)		(1,294,248)	
Unrealized (gains) losses on available-for-sale equity securities	-		-		604,520	
Other disallowed deferred tax liabilities	254,027		254,027		254,027	
Qualifying general loan loss allowance	-		-		984,071	
Regulatory capital computed	13,351,834	6.56%	13,351,834	6.56%	14,940,425	11.64%
Minimum capital requirement	3,052,988	1.50%	8,141,302	4.00%	10,268,240	8.00%
Regulatory capital excess	$ 10,298,846	5.06%	$ 5,210,532	2.56%	$ 4,672,185	3.64%

NOTE 10. RELATED PARTY TRANSACTIONS

The Company has several loans receivable from related parties. The Company's policy is that all such loan transactions be on the same terms, including underwriting criteria and collateral, as those prevailing at the same time for comparable transactions with others. The Company offers a 1% reduction in interest rates from those prevailing at the same time for comparable transactions with others for loans to employees, officers and directors for personal purposes.

A summary of the activity for outstanding loans receivable to related parties is as follows:

	2002	2001
Balance, beginning of year	$ 1,707,844	1,067,032
New loans	1,037,006	757,593
Repayments	(494,317)	(116,781)
Balance, end of year	$ 2,250,533	1,707,844

The Company also has several deposits from related parties. Outstanding deposits from related parties amounted to $2,716,865 and $2,556,000 at June 30, 2002 and 2001, respectively. The Company also expensed $134,579 and $143,801 for the years ended June 30, 2002 and 2001, respectively, for directors' fees and compensation under the management stock bonus plan.

NOTE 11. CONCENTRATIONS OF CREDIT RISK

The Company is active in originating primarily first mortgage loans primarily in San Juan and McKinley County, New Mexico. Significant loans are approved by the Board of Directors through its loan committee. Collateral is required on all real estate loans, substantially all commercial loans, and the majority of consumer loans. Real estate exposure is primarily limited to the counties in which the Company operates. The Company generally maintains loan to value ratios of no greater than 80%.

The Company maintains its cash balances with other financial institutions. The balances on deposit with other banks are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's uninsured cash balances totaled $1,230,209 and $1,971,807 at June 30, 2002 and 2001, respectively.

NOTE 12. INCOME TAXES

Income tax expense consists of:

	2002	2001
Current		
Federal	$ 720,911	637,862
State	113,177	122,493
	834,088	760,355
Deferred provision (benefit)		
Federal	10,830	(3,279)
State	2,707	(209)
	13,537	(3,488)
Total income tax expense	$ 847,625	756,867

Temporary differences create deferred tax assets and (liabilities) that are detailed below as of June 30, 2002 and 2001:

	2002	2001
Loan loss allowance	$ 270,028	330,282
Depreciation on premises and equipment	(24,108)	4,345
Employee Stock Ownership Plan compensation	66,932	32,601
Management Bonus Stock Plan compensation	15,073	15,073
Net unrealized gain on available-for-sale securities	(666,734)	(653,197)
Federal Home Loan Bank Stock Dividends	(229,919)	(284,295)
	$ (568,728)	(555,191)

The deferred tax liability for unrealized holding gains on available-for-sale has reduced the unrealized holding gains reported as accumulated other comprehensive earnings within stockholders' equity.

NOTE 12. INCOME TAXES (CONTINUED)

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory rate to income tax expense is:

	2002	2001
Tax at statutory rate of 34%	$ 836,034	821,818
State income taxes, net of federal tax benefit	74,697	80,807
Non-taxable interest and dividends	(204,204)	(238,567)
Other, net	141,098	92,809
	$ 847,625	756,867
Effective tax rate	34%	31%

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to eight irrevocable letters of credit which total $179,650. The Bank's exposure to credit loss in the event of nonperformance by the other party to the letters of credit is represented by the contractual notional amount of the letters of credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE 14. EMPLOYEE STOCK OWNERSHIP PLAN

In connection with the conversion, referred to in Note 1, the Company adopted an Employee Stock Ownership Plan (ESOP) for the benefit of all of its full time employees. Contributions to the Plan are determined at the discretion of the Company and are limited to the maximum amount deductible for income tax purposes. Eligible employees include all full-time employees with a minimum of one year of service as of any anniversary date of the Plan. The ESOP purchased 105,000 (as adjusted for previous stock dividends) common shares of the Company's stock issued in the conversion, which was funded by a $560,000 loan from the Company. Per Statement of Position 93-6, *Employer's Accounting for Employee Stock Ownership Plans*, the unpaid balance of the ESOP loan has not been reported in the Consolidated Statements of Financial Position. Stockholders' equity has been reduced by the aggregate purchase price of the shares owned by the ESOP, net of the shares committed to be released. Contributions to the ESOP by the Company are made to fund the principal and interest payments on the debt of the ESOP. As of June 30, 2002, 51,850.1051 ESOP shares were released, and for the year ended June 30, 2002, $165,701 in contributions was made to the ESOP by the Company. As of June 30, 2001, 40,710.3292 ESOP shares were released and contributions of $110,905 were

NOTE 14. EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

made to the Plan by the Company. The remaining unallocated ESOP shares at June 30, 2002 were 45,045.8946. The fair value of the remaining unallocated shares at June 30, 2002 is $673,436. Dividends on unallocated ESOP shares are recorded as additional contributions to the ESOP by the Company to prepay principal on the ESOP loan and release additional shares. Dividends on allocated shares are charged to retained earnings.

NOTE 15. STOCK PLANS

At June 30, 2002, the Company has four stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. The compensation cost that has been charged against income for the Management Stock Bonus Plan is discussed below. No compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's three stock option based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001
Net income (as reported)	$ 1,611,298	1,660,215
Net income (pro-forma)	1,611,298	1,658,207
Basic earnings per share (as reported)	$ 1.46	1.50
Basic earnings per share (pro-forma)	1.46	1.50
Diluted earnings per share (as reported)	$ 1.41	1.46
Diluted earnings per share (pro-forma)	1.41	1.46

No options were granted during 2002. The weighted average fair value of options granted during 2001 was $.54 per share. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Expected dividend	$.10	$.10
Expected stock price volatility	21%	19%
Risk free interest rate	3%	6%
Expected life of options	5 years	5 years

NOTE 15. STOCK PLANS (CONTINUED)

On January 5, 1996, the Board of Directors of the Company adopted a Stock Option Plan. Pursuant to the Plan, an amount of stock equal to 10% of the shares of common stock (177,891 shares as adjusted for previous stock dividends) of the Corporation issued and outstanding is reserved for issuance by the Company upon exercise of stock options which may be granted to directors, officers, and other key employees from time to time. The Plan provides for both incentive stock options and non-incentive stock options. The options vest at a rate of one-fifth of the award per year and have an exercise date of ten years from the date of grant. In connection with the adoption of the Plan, the Company has granted 77,406 incentive stock options and 53,366 non-incentive stock options to its directors, officers, and other key employees. The weighted average remaining life of common stock options is 3.6 years. During the year, 5,438 incentive stock options were forfeited and 15,937 incentive stock options were exercised. Remaining shares available to be granted in the future amount to 59,680.

A summary of common stock options under the Stock Option Plan for the years ended June 30, 2002 and 2001 follows:

	Options	Price Range	Weighted Average Price	Options Exercisable
Balance, June 30, 2000	117,273	$ 7.40-12.80	$ 8.36	64,905
Granted	3,750	11.15 - 11.45	11.15	
Forfeited	(7,124)	7.40 - 12.80	11.19	
Exercised	-			
Balance, June 30, 2001	113,899	7.40-12.80	8.31	78,693
Granted	-		-	
Forfeited	(5,438)	11.45 - 12.80	-	
Exercised	(15,937)	7.40 - 11.37	-	
Balance, June 30, 2002	**92,524**	**$ 7.40-12.80**	**$ 8.48**	**64,892**

On January 5, 1996, the Company also adopted a Management Stock Bonus Plan. Sufficient funds were contributed to the Plan representing up to 4% of the aggregate number of shares issued in the conversion. Awards under the Plan are determined based on the position and responsibilities of the employees, the length and value of their services, and the compensation paid to employees. From January 5, 1996 to June 30, 2002, the Company made awards under the Plan (less forfeited shares) in the amount of 46,279 shares. The value of the stock is determined annually as vested (and paid), based on the current market value. At June 30, 2002 and 2001, 18,325 and 27,472 shares, respectively, remain to be awarded under the Plan in the future. Awards under the Plan are earned at the rate of one-fifth of the award per year as of the one-year anniversary of the effective date of the Plan.

NOTE 15. STOCK PLANS (CONTINUED)

On March 22, 2000, the Board of Directors of the Company adopted a Director's Stock Compensation Plan. Pursuant to the Plan an amount of stock equal to 1% of the shares of common stock of the corporation issued and outstanding is reserved for issuance by the Company upon exercise of stock options which are to be issued to Directors of the Company. The options vest upon date of grant and have an exercise date of ten years from date of grant. In connection with the adoption of the Plan, the Company has granted all 11,946 shares available under the Plan to its Directors. The option price established for the shares upon exercise is $11.00 per share.

On October 27, 2000, the Board of Directors adopted the 2000 stock option plan. Pursuant to the Plan, an amount equal to 5% of the shares of common stock (58,500 shares) of the Corporation issued and outstanding is reserved for issuance by the Company upon exercise of stock options which may be granted to directors, officers, and other key employees from time to time. The Plan provides for both incentive stock options and non- incentive stock options. The options vest at a rate of one-fifth of the award per year and have a exercise date of ten years from the date of grant. No options were issued during the year ended June 30, 2002.

During the 1997 fiscal year, the Company began a stock repurchase program. During the years ended June 30, 2002 and 2001, the Company repurchased 15,937 and 21,766 shares of its outstanding common stock for $214,000 and $292,000, respectively. The Company currently has in place a plan to repurchase up to 115,010 shares (10% of its 1,150,106 outstanding shares) of common stock.

NOTE 16. FEDERAL HOME LOAN BANK ADVANCES

In October 1995, the Bank entered into an "Advances, Collateral Pledge and Security Agreement" (the Agreement) with the Federal Home Loan Bank of Dallas (FHLB). The purpose of the Agreement is to allow the Bank to obtain extensions of credit from the FHLB to use in its operations. At June 30, 2002, the Bank has $76,386,455 in outstanding advances with the FHLB. The advances bear interest at a fixed rate, which range from 1.870% to 6.970%, and mature as follows:

Maturities for the fiscal years ending June 30:

2003	$30,820,362
2004	13,698,000
2005	6,345,912
2006	4,000,000
2007	9,595,016
Thereafter	11,927,165
	$76,386,455

NOTE 16. FEDERAL HOME LOAN BANK ADVANCES (CONTINUED)

Several of the advances due in July were subsequently refinanced after year-end. The advances are secured by the Bank's investment in FHLB stock of $4,218,500 and investment and mortgage-backed securities in the amount of $5,340,115. In addition, the advances are secured under a "blanket credit facility" whereby all of the Bank's 1-4 family and commercial real estate loans are also collateral under the advance agreement.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These disclosures do not attempt to estimate or represent the Company's fair value as a whole. The disclosure excludes assets and liabilities that are not financial instruments as well as the significant unrecognized value associated with core deposits relationships.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair value amounts in theory represent the amounts at which financial instruments could be exchanged or settled in a current transaction between willing parties. In practice, however, this may not be the case due to inherent limitations in the methodologies and assumptions used to estimate fair value. For example, quoted market prices may not be realized because the financial instrument may be traded in a market that lacks liquidity; or a fair value derived using a discounted cash flow approach may not be the amount realized because of the subjectivity involved in selecting underlying assumptions, such as projecting cash flows or selecting a discount rate. The fair value amount also may not be realized because it ignores transaction costs and does not include potential tax effects. The Company does not plan to dispose of, either through sale or settlement, the majority of its financial instruments at these estimated fair values.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Company's financial instruments were as follows:

	June 30, 2002	
	Carrying Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 4,825,439	4,825,439
Interest-bearing deposits with banks	826,052	826,052
Available-for-sale-investment securities	23,973,426	23,973,426
Available-for-sale mortgage-backed securities	27,290,274	27,290,274
Held-to-maturity investment securities	1,405,403	1,415,027
Loans receivable, net	139,748,188	143,006,602
Accrued interest receivable	1,073,201	1,073,201
Financial Liabilities:		
Transaction deposits	20,417,085	20,417,085
Savings and NOW deposits	17,305,540	17,305,540
Time deposits	72,626,849	72,626,849
Advances from the FHLB	76,386,455	76,386,455
Repurchase agreements	1,234,857	1,234,857
Accrued interest payable	448,955	448,955
Off-Balance Sheet Liabilities:		
Commitments to extend credit	9,833,000	9,833,000

NOTE 18. EARNINGS PER SHARE

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

	For the Year Ended June 30, 2002		
	Income (Numerator)	Shares (Denominator)	Per-share Amount
Income available to common stockholders – basic earnings per share	$ 1,611,298	1,105,068	$ 1.46
Effect of dilutive securities:			
Options	-	38,460	
Income available to common stockholders – diluted earnings per share	$ 1,611,298	1,143,528	$ 1.41

	For the Year Ended June 30, 2001		
	Income (Numerator)	Shares (Denominator)	Per-share Amount
Income available to common stockholders – basic earnings per share	$ 1,660,215	1,107,243	$ 1.50
Effect of dilutive securities:			
Options	-	32,708	
Income available to common stockholders – diluted earnings per share	$ 1,660,215	1,139,951	$ 1.46

NOTE 19. LEASES

The Company is obligated under a lease agreement entered into on December 30, 1997 for the building across the street from its offices, which is the Bank's loan center. For both years ended June 30, 2002 and 2001, rental expense was $30,000.

The following is a schedule of non-cancelable future minimum lease payments required under the operating lease:

Years Ending June 30,	Amount
2003	$ 30,000
2004	30,000
2005	30,000
2006	30,000
2007	15,000

The lease expires December 31, 2007. The Company has an option, upon notification of the lessor by August 1, 2007, to purchase the building for $275,000 or to extend the lease for an additional 10 years.

Effective January 1, 2003, and each year thereafter during the term of the lease or any renewals, there is a cost of living adjustment. In no event will the rent be less than $30,000 a year. The above schedule does not contain any cost of living increases.

OFFICE LOCATION AND OTHER CORPORATE INFORMATION

CORPORATE OFFICE

GFSB Bancorp, Inc.
221 West Aztec Avenue
Gallup, New Mexico 87301

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

James Nechero, Jr., President, and Director
Richard P. Gallegos, Vice President and President of Gallup Federal Savings Bank
Jerry R. Spurlin, Chief Financial Officer and Assistant Secretary
William W. Head, Jr., Chief Lending Officer and Assistant Secretary
Leonard C. Scalzi, Senior Vice President of Gallup Federal Savings Bank
Wallace R. Phillips, D.D.S., Chairman of the Board
Michael P. Mataya, Treasurer and Director
George S. Perce, Secretary and Director
Richard C. Kauzlaric, Director
Vernon I. Hamilton, Director
Charles L. Parker, Jr., Director

Special Counsel:
Malizia, Spidi & Fisch, PC
1100 New York Avenue, N.W., Suite 340 West
Washington, D.C. 20005

Independent Auditors:
Neff + Ricci LLP
6100 Uptown Blvd. N.E., Suite 400
Albuquerque, NM 87110

Transfer Agent and Registrar:
Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

The Company's Annual Report for the year ended June 30, 2002 filed with the Securities and Exchange Commission on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Secretary of the Company, at the Company's corporate office in Gallup, New Mexico. The annual meeting of stockholders will be held on October 28, 2002.

GFSB
BANCORP, INC.

221 WEST AZTEC ■ GALLUP, N.M. 87301